UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 3

RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
4300 E. Fifth Avenue
Columbus, Ohio 43219
614-449-4332

With a copy to:

Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240-13d-1(e), (f) or (g), check the following box. ☐

CUSIP No.	76128Y 10 2	Page	-2-	of	6

1	NAMES OF REPORTING PERSON: SEI, Inc. S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	76128Y 10 2	Page	-3-	of	6
ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (“Common Stock”), of Retail Ventures, Inc., an Ohio corporation (the “Company” or “Retail Ventures”), whose principal executive offices are located at 4150 E. Fifth Ave., Columbus, Ohio 43219.
ITEM 2. Identity and Background
(a)	This statement is filed by SEI, Inc. (f/k/a Retail Ventures, Inc.), a Nevada corporation. Set forth on Schedule A annexed hereto is the name, principal business and address of each of the directors and executive officers of SEI, Inc. as of the date hereof.

(b)	Principal business address: 4300 E. Fifth Avenue, Columbus, Ohio 43219

(c)	Principal business: SEI, Inc. is a company holding interests in various affiliated and non-affiliated entities.

(d)	Criminal convictions: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Each of the individuals listed on Schedule A annexed hereto is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration
N/A
ITEM 4. Purpose of Transaction
     On February 8, 2011, DSW Inc., an Ohio corporation (“DSW”), DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW (“Merger LLC”), and Retail Ventures, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Retail Ventures merged with and into Merger LLC, effective May 26, 2011, with Merger LLC continuing after the merger as the surviving entity and a wholly owned subsidiary of DSW (the “Merger”). Upon the closing of the Merger, each outstanding common share of the

CUSIP No.	76128Y 10 2	Page	-4-	of	6
Company was converted into the right to receive 0.435 DSW Class A Common Shares, unless the holder properly and timely elected to receive a like amount of DSW Class B Common Chares in lieu of DSW Class A Common Shares.
ITEM 5. Interest in Securities of the Issuer
(a)	SEI, Inc. does not own any shares of the Company’s Common Stock. Mr. Jay L. Schottenstein is the Chairman of SEI, Inc.

(b)	N/A

(c)	Except as set forth herein, there have been no transactions effected by SEI, Inc. during the past 60 days.

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: May 26, 2011
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
ITEM 7. Material to Be Filed as Exhibits
None.

CUSIP No.	76128Y 10 2	Page	-5-	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI, INC.
DATED: June 1, 2011	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein Chairman, President and CEO

CUSIP No.	76128Y 10 2	Page	-6-	of	6
Schedule A
CERTAIN INFORMATION ABOUT THE EXECUTIVE
OFFICERS AND DIRECTORS OF THE REPORTING PERSON
     Set forth below is the name, principal occupation and business address of each executive officer and director of SEI, Inc.

Name	Principal Occupation	Business Address
Jay L. Schottenstein	Chairman of the Board of Directors of SEI, Inc. and CEO & President of Schottenstein Stores Corporation and holds positions with other public and privately-held entities	4300 E. Fifth Avenue Columbus OH 43219

Thomas R. Ketteler	Member of the Board of Directors of SEI, Inc. and other public and privately held entities and consultant to Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Brian Strayton	Member of the Board of Directors of SEI, Inc. and Vice President & Treasurer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Benton E. Kraner	President & Chief Operating Officer and Treasurer of Schottenstein Property Group, Inc.	4300 E. Fifth Avenue Columbus OH 43219

Jeffry D. Swanson	Senior Vice President & Chief Financial Officer of Schottenstein Stores Corporation	4300 E. Fifth Avenue
Columbus OH 43219

Irwin A. Bain	Senior Vice President, Secretary & General Counsel of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Tod H. Friedman	Executive Vice President, Secretary & General Counsel of Schottenstein Property Group, Inc.	4300 E. Fifth Avenue Columbus OH 43219